PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

June 11, 2014

Via EDGAR

Stephanie Hui
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:           Invesco Management Trust (File Nos. 333-195218, 811-22957)

Dear Ms. Hui:

On behalf of the above named registrant (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in your letter dated May 9, 2014, with regard to the Registrant’s Initial Registration Statement on Form N-1A (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2014, relating to the Invesco Conservative Income Fund (the “Fund”).

Each of your comments provided in the May 9, 2014 letter is set forth below in bold with the Registrant’s response immediately below each comment.  Responses to your comments will be included in a pre-effective amendment to the Fund’s Registration Statement filed pursuant to Rule 472 under the Securities Act of 1933, as amended.

GENERAL

1.
Comment:  The Fund is named the Invesco Conservative Income Fund.  The prospectus states that principal investment strategies include, among other investments, illiquid or thinly traded securities and derivatives.  The principal risks discussion states that the Fund’s use of derivatives will be “significant” and references investment in mortgage-backed securities that include subprime mortgages in the mortgage pool and investment in junk bonds.  Explain supplement ally to the staff how the use of these investment techniques is consistent with the use of the term “conservative” in the Fund’s name.

Response:  The Registrant believes the use of the term, “Conservative,” in the Fund’s name is appropriate.  While the Fund may use derivatives, it will do so sparingly, and the derivatives will be used for efficient portfolio management and hedging positions, as opposed to putting active risk into the portfolio.  Accordingly, the Registrant will remove the term, “significant,” when describing the Fund’s use of derivatives.  Likewise, upon reevaluation, the Fund will not invest in subprime mortgages or in junk bonds as a principal investment strategy; the Registrant will remove those references as well.

SUMMARY PROSPECTUS

Annual Fund Operating Expenses (p. 1)

2.
Comment:  The prospectus states that the Fund may invest in money market funds and indicates that it may also invest in other open-end funds.  Confirm that the Fund will include an Acquired Fund Fees and Expenses line in the fee table if the Fund invests in other investment companies and such fees exceed one basis point of the Fund’s net assets.  See Item 3, Instruction 3(f).  Please note the requirement that a new fund should base Acquired Fund Fees and Expenses on assumptions as to the specific Acquired Funds in which the New Fund expects to invest.  See Item 3, Instruction 3(f)(vi).

Response:  While the Fund may invest in money market funds and other open-end funds, initially the Fund does not intend to do so to the extent that the acquired fund fees and expenses (“AFFE”) would exceed one basis point of the Fund’s net asset value.  The Registrant confirms that the Fund would include an AFFE line item if the Fund invested in other investment companies to the extent that the AFFE exceeded one basis point of the Fund’s net asset value.

Principal Risks of Investing in the Fund (p. 2)

3.	Comment: If the Fund expects its portfolio turnover to exceed 100%, include as a risk factor the effects of high portfolio turnover on the Fund. See Item 9(b)(1), Instruction 7.

Response: The Registrant expects the Fund’s portfolio turnover to exceed 100%. Accordingly, the Registrant will include the following risk disclosure:

“Active Trading Risk.  The Fund engages in frequent trading of portfolio securities.  Active trading results in added expenses and may result in a lower return and increased tax liability.”

4.
Comment:  Consider including risk factors which correspond to the following principal investment strategies: commercial paper, municipal securities, obligations of supranational entities, Yankee and Euro-dollar deposits, money market funds, and other money market instruments.

Response: The Registrant believes that the risks involved in commercial paper are described in the following risks, which are included in the Fund’s prospectus: Credit

Risk, Interest Rate Risk, and Prepayment Risk. Similarly, the risks of investing in obligations of supranational entities are included in the following risks: Foreign Government Debt Risk and Foreign Securities Risk. As for the Yankee and Euro-dollar deposits and other money market instruments, the Registrant intends to remove the references to these instruments from the prospectus as they will not be principal investment strategies of the Fund (see next comment). With regard to the comments concerning municipal securities and money market funds, the Registrant will include the following risk disclosure:

“Municipal Securities Risk.  The Fund may invest in municipal securities. Constitutional amendments, legislative enactments, executive orders, administrative regulations, voter initiatives, and the issuer’s regional economic conditions may affect the municipal security’s value, interest payments, repayment of principal and the Fund’s ability to sell it.  Failure of a municipal security issuer to comply with applicable tax requirements may make income paid thereon taxable, resulting in a decline in the security’s value.  In addition, there could be changes in applicable tax laws or tax treatments that reduce or eliminate the current federal income tax exemption on municipal securities or otherwise adversely affect the current federal or state tax status of municipal securities.

Money Market Funds Risk.  The Fund may lose money by investing in money market funds, which seek to preserve the value of an investment at $1.00 per share, because the share price of a money market fund can fall below the $1.00 share price. The credit quality of a money market fund’s holdings can change rapidly in certain markets, and the default of a single holding could have an adverse impact on the money market fund’s share price. A money market fund’s share price can also be negatively affected during periods of high redemption pressures and/or illiquid markets. Furthermore, additional government regulation, including by the SEC, could impact the way a money market funds is managed and, possibly negatively impacting its return.”

STATUTORY PROSPECTUS

Objective(s) and Strategies (p. 4)

5.
Comment:  The third paragraph refers to investments in Yankee and Euro-dollar deposits.  Include a brief explanation describing these instruments.  The third paragraph also refers to investments in “other money market instruments.”  Provide additional explanation as to what instruments might be included in this term and consider providing examples.

Response:  As for the Yankee and Euro-dollar deposits and other money market instruments, the Registrant intends to remove the language from the prospectus referencing these instruments as, upon reevaluation, these will not be principal investment strategies of the Fund.

6.
Comment:  The fourth paragraph states “the Fund may also invest in securities not considered foreign securities that carry foreign credit exposure.”  Provide a brief description of these types of securities and consider providing examples.

Response: The Registrant is removing this language from the prospectus as, upon reevaluation, these will not be a principal investment strategy of the Fund.

7.	Comment: The fifth paragraph states “the Fund may engage in repurchase agreement transactions.” Include a brief description of repurchase agreements.

Response:  The Registrant does not intend to add a description of repurchase agreements to the prospectuses at this time as it would be inconsistent with the prospectus disclosure for other Invesco Funds that invest in repurchase agreements but do not include a description of such.  However, a description of repurchase agreement transactions is included in the Fund’s Statement of Additional Information (“SAI”), which provides as follows:

“Repurchase agreements are agreements under which a Fund acquires ownership of a security from a broker-dealer or bank that agrees to repurchase the security at a mutually agreed upon time and price (which is higher than the purchase price), thereby determining the yield during a Fund's holding period. A Fund may enter into a "continuing contract" or "open" repurchase agreement under which the seller is under a continuing obligation to repurchase the underlying securities from the Fund on demand and the effective interest rate is negotiated on a daily basis. Repurchase agreements may be viewed as loans made by a Fund which are collateralized by the securities subject to repurchase. If the seller of a repurchase agreement fails to repurchase the security in accordance with the terms of the agreement, a Fund might incur expenses in enforcing its rights, and could experience a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement, including interest. In addition, although the Bankruptcy Code and other insolvency laws may provide certain protections for some types of repurchase agreements, if the seller of a repurchase agreement should be involved in bankruptcy or insolvency proceedings, a Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the value of the underlying security declines. The securities underlying a repurchase agreement will be marked-to-market every business day so that the value of such securities is at least equal to the investment value of the repurchase agreement, including any accrued interest thereon.”

8.
Comment:  The seventh paragraph states “the Fund may also invest in new debt offerings and securities that are subject to resale restriction such as those contained in Rule 144A…” Provide a brief description of the resale restrictions contained in Rule 144A.

Response:  The Registrant does not intend to add a description of the resale restrictions contained in Rule 144A to the prospectuses at this time as it would be inconsistent with the prospectus disclosure for other Invesco Funds that invest in Rule 144A securities but do not include a description of such resale restrictions. However, the Fund’s SAI provides the following disclosure regarding Rule 144A resale restrictions: “..securities that are unregistered, that can be sold to qualified institutional buyers in accordance with Rule 144A under the 1933 Act…”.

Risks (p. 6)

9.	Comment: The last risk factor describes risks relating to zero coupon or pay-in-kind securities. The following risks relating to pay-in-kind securities should also be included.

a.
The higher yields and interest rates on pay-in-kind securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans.

b.
Pay-in-kind securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

Response: The Registrant will include the following as part of Zero Coupon or Pay-In-Kind Securities Risk:

“The higher yields and interest rates on pay-in-kind securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments may represent a higher credit risk than coupon loans.

Pay-in-kind securities may have a potential variability in valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.”

10.
Comment:  The second to last sentence of the description of risks relating to zero coupon or pay-in-kind securities states, “On the other hand, because there are no periodic interest payments to be reinvested prior to maturity, zero coupon securities eliminate the reinvestment risk and may lock in a favorable rate of return to maturity if interest rates drop.” Delete this sentence as it does not describe a risk.

Response:  The Registrant will delete this sentence.

STATEMENT OF ADDITIONAL INFORMATION

Management Information (p. 50)

11.
Comment:  The last sentence under the subheading “Committee Structure” states that “during the fiscal year ended August 31, 2013, the Valuation, Distribution and Proxy Oversight Committee held six meetings.” For each of the other committees, similarly disclose the number of times the committee met during the last fiscal year.  See Item

17(b)(2)(iii).

Response:  Because this is a new registrant, these committees for the Fund did not exist.  Accordingly, the Registrant will remove the reference that the Valuation, Distribution and Proxy Oversight Committee held six meetings.

Please do not hesitate to contact me at 713-214-1968 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Counsel